

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 8, 2009

Mr. Raymond J. Seabrook
Ball Corporation
10 Longs Peak Drive
P.O. Box 5000
Broomfield, CO 80021-2510

      RE: Ball Corporation
             Form 10-K for the fiscal year ended December 31, 2007
             Filed February 25, 2008
             File #1-7349

Dear Mr. Seabrook:

      We have reviewed your response letter dated December 19, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2007
Note1. Critical Accounting Policies, page 41
Goodwill and Other Intangible Assets, page 41

1. We appreciate your response to our prior comment concerning your critical accounting policies regarding goodwill and other intangibles. We also note your overall trading value compared to your book value per share. In future filings, if a material impairment charge becomes reasonably possibly, (for example, if the fair value of a particular reporting unit is particularly close to recorded value) you should provide more detailed information about your assumptions and their sensitivity to change. Since critical accounting estimates and assumptions can be based on matters that are highly uncertain companies should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and could have a material impact. If you would like more detailed information about this disclosure requirement, please see Section 501.14 of the Financial Reporting Codification.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Hartz
Senior Assistant Chief Accountant